Exhibit 21.1
Subsidiaries of Bionano Genomics, Inc.

Bionano Genomics UK, Ltd., a private limited company organized under the laws of the United Kingdom

Bionano Genomics (Shanghai) Trading Co., Ltd., a private limited company organized under the laws of the China

BioDiscovery, LLC, a California limited liability company

Lineagen, Inc., a Delaware corporation doing business as Bionano Laboratories

Purigen Biosystems, Inc., a Delaware corporation